EXHIBIT II

NRS 78.2055  Decrease in number of issued and outstanding shares of class or series: Resolution by board of directors; approval by stockholders; rights of stockholders.

1.  Unless otherwise provided in the articles of incorporation, a corporation that desires to decrease the number of issued and outstanding shares of a class or series held by each stockholder of record at the effective date and time of the change without correspondingly decreasing the number of authorized shares of the same class or series may do so if:

(a) The board of directors adopts a resolution setting forth the proposal to decrease the number of issued and outstanding shares of a class or series; and

(b) The proposal is approved by the vote of stockholders holding a majority of the voting power of the affected class or series, or such greater proportion as may be provided in the articles of incorporation, regardless of limitations or restrictions on the voting power of the affected class or series.0

2.  If the proposal required by subsection 1 is approved by the stockholders entitled to vote, the corporation may reissue its stock in accordance with the proposal after the effective date and time of the change.

3.  Except as otherwise provided in this subsection, if a proposed decrease in the number of issued and outstanding shares of any class or series would adversely alter or change any preference, or any relative or other right given to any other class or series of outstanding shares, then the decrease must be approved by the vote, in addition to any vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the decrease, or such greater proportion as may be provided in the articles of incorporation, regardless of limitations or restrictions on the voting power of the adversely affected class or series. The decrease does not have to be approved by the vote of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the decrease if the articles of incorporation specifically deny the right to vote on such a decrease.

4.  Any proposal to decrease the number of issued and outstanding shares of any class or series, if any, that includes provisions pursuant to which only money will be paid or scrip will be issued to stockholders who:

(a) Before the decrease in the number of shares becomes effective, hold 1 percent or more of the outstanding shares of the affected class or series; and

(b) Would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all their outstanding shares, is subject to the provisions of NRS 92A.300 to 92A.500, inclusive. If the proposal is subject to those provisions, any stockholder who is obligated to accept money or scrip rather than receive a fraction of a share resulting from the action taken pursuant to this section may dissent in accordance with those provisions and obtain payment of the fair value of the fraction of a share to which the stockholder would otherwise be entitled. (Added to NRS by 2001, 1357; A 2001, 3199; 2003, 3089; 2009, 1676)

DISSENTER’S RIGHTS

Nevada Revised Statutes (“NRS”) 78.205 provides that any proposed corporate action that would result in only money being paid or scrip being issued to stockholders who:

(i)
Before the proposed corporate action becomes effective, hold 1 percent or more of the outstanding shares of the affected class or series; and
(ii)
Would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all their outstanding shares,

is subject to the provisions of NRS 92A.300 to 92A.500, inclusive. If the proposed corporate action is subject to those provisions, any stockholder who is obligated to accept money or scrip rather than receive a fraction of a share resulting from the action taken pursuant to Section 78.205 may dissent in accordance with those provisions and obtain payment of the fair value of the fraction of a share to which the stockholder would otherwise be entitled. Copies of NRS 78.205 and NRS 92A.300 to 92A.500 are attached hereto as Exhibit ___.

Accordingly, because the Reverse Split could conceivably result in the payment of cash to a stockholder in lieu of the issuance of a fractional share as provided in NRS 78.205 and was approved by a written consent of stockholders without a meeting, it is possible that a stockholder may be entitled to the notice prescribed by NRS 92A.430 of such stockholder’s dissenter’s rights (“Dissenter’s Rights”) as set forth in NRS 92A.300 to 92A.500. If such a stockholder of record exists, iMedicor, Inc. will give to such stockholder the notice prescribed by NRS 92A.430. iMedicor, Inc. considers the cash payment that any such stockholder would receive to satisfy the requirements of Nevada law to pay “fair value” in lieu of fractional shares. If, however, a stockholder does not agree that such payment represents “fair value,” such stockholder may assert Dissenter’s Rights.

The Notice prescribed by NRS 92A.430 is hereby given to each stockholder of record who held 1 percent or more of the outstanding shares of Common Stock and is entitled to receive cash in lieu of the fractional share of Common Stock that such stockholder would otherwise be entitled to receive. Accordingly, if any such stockholder does not agree that the cash payment that such stockholder would agree does not represent “fair value,” such stockholder may assert such stockholder’s Dissenter’s Rights by making a written demand, accompanied by the stock certificates evidencing such stockholder’s shares of the Company no later than _____________, 2016, delivered to the Company, 13506 Summerport Parkway, Suite 160, Windemere, Florida 34786. Attached hereto as Exhibit ____ is a form for asserting Dissenter’s Rights which any such stockholder should complete and return to the Company. If a stockholder who is otherwise entitled to assert Dissenter’s Rights in the manner described above by ____________, 2016, such stockholder will be deemed to have waived such stockholder’s rights under the Nevada Revised Statutes. If a stockholder has any questions regarding the foregoing, such stockholder should review the instructions included in the Letter of Transmittal, a copy of which is attached hereto as Exhibit ____ or feel free to contact the exchange agent at the number and/or address shown in the Letter of Transmittal.